December 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AppLovin Corporation
Registration Statement on Form S-1
File No. 333-261377

Acceleration Request
Requested Date: December 3, 2021
Requested Time: 9:00 A.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the public offering of shares of the Registrant’s Class A common stock, as many copies of the preliminary prospectus of AppLovin Corporation, a Delaware corporation (the “Registrant”), as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 9:00 A.M. Eastern Time on December 3, 2021, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

* * * *

Sincerely,

J.P. MORGAN SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
BOFA SECURITIES, INC.

As representatives of the several underwriters listed in Schedule II to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Adam Stoeckel
Name: Adam Stoeckel
Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Elizabeth Milonopoulos
Name: Elizabeth Milonopoulos
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Magdalena Heinrich
Name: Magdalena Heinrich
Title: Managing Director

cc:	Herald Chen, AppLovin Corporation

Victoria Valenzuela, AppLovin Corporation

Lonnie Huang, AppLovin Corporation

Michael T. Esquivel, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Jennifer J. Hitchcock, Fenwick & West LLP

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Acceleration Request]